UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Amendment No. 1 (“Amendment No. 1”) to the Report on Form 6-K originally filed with the U.S. Securities and Exchange on August 14, 2023 (the “Original 6-K”) is being filed solely to provide the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the six month period ended June 30, 2023 formatted in Inline eXtensible Business Reporting Language (“iXBRL”), in accordance with Rule 405 of Regulation S-T and paragraph C.(6) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1. Such Unaudited Condensed Interim Consolidated Financial Statements were previously filed without iXBRL as Exhibit 99.1 to the Original 6-K.

Except as described above, this Amendment No. 1 speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

The information contained in this Amendment No. 1, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333- 271226).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date August 17, 2023	By	/s/ Joseph Bentsur
Joseph Bentsur
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the six months period ended June 30, 2023 formatted in Inline XBRL